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Exhibit 99.1

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

June 26, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

        The certification set forth below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code. This certification is not to be deemed filed pursuant to the Securities Exchange Act of 1934 and does not constitute a part of Sanpaolo IMI S.p.A.'s Annual Report on Form 20-F (the "Report") accompanying this letter.

        Messers Pio Bussolotto, Alfonso Iozzo and Luigi Maranzana, the Managing Directors and Mr. Carlo Giuseppe Angelini, the Head of the Accounting Department of Sanpaolo IMI S.p.A., each certifies that, to the best of his knowledge:

  1.
  the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  2.
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Sanpaolo IMI S.p.A.

/s/ Pio Bussolotto Pio Bussolotto Managing Director
/s/ Alfonso Iozzo Alfonso Iozzo Managing Director
/s/Luigi Maranzana Luigi Maranzana Managing Director
/s/ Carlo Giuseppe Angelini Carlo Giuseppe Angelini Head of Accounting Department

        A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act 2002 (subsections (a) and (b) of section 1350, Chapter 63 of Title 18, United States Code), or other document authenticating, acknowledging, or otherwise adopting the signatures that appear in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), has been provided to Sanpaolo IMI S.p.A. and will be retained by Sanpaolo IMI S.p.A. and furnished to the Securities and Exchange Commission or its staff upon request.

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  Exhibit 99.1